UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

THE SMALL BUSINESS COMPANY
(Name of small business issuer in our charter)

Delaware Corporation (State or other jurisdiction of incorporation or organization)	8742 (Primary Standard Industrial Classification Code Number)	55-0808106 (I.R.S. Employer Identification No.)

7140 Calabria Court, Suite B San Diego, California 92122. (858) 243-1003 (Address and telephone number of principal executive offices)
Kimberly Fisher The Company Corporation 2711 Centerville Road, Suite 400 Wilmington, DE 19808 (Name, address and telephone number of agent for service)

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act: 500,000,000 shares of common stock, $.0001 value

TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS	3
PART I - ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS	6
PART I - ITEM 3. DESCRIPTION OF PROPERTY	11
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	11
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS	12
PART I - ITEM 6. EXECUTIVE COMPENSATION	14
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	14
PART I - ITEM 8. DESCRIPTION OF SECURITIES	15
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	16
PART II - ITEM 2. LEGAL PROCEEDINGS	19
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	19
PART II - ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES	19
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS	21
PART III - ITEM 1. EXHIBITS	20

PART I - ITEM 1. DESCRIPTION OF BUSINESS

General

We were incorporated as a Delaware corporation on November 26, 2002.

Since our inception in 2002, we have been developing a series of business improvement solutions for small business owners. The foundation of our solution is the “DARE Process”: Decide, Analyze, Realize and Evaluate. This process addresses many problems facing many small businesses. Our initial products are based on the DARE Process: interactive CD-ROMs targeted to home based and small businesses; and, our books, co-authored by our founders David Larson and Stuart Schreiber, “The Best Small Business Book Ever Written”, “DARE 2 Market Your Small Business”, “DARE 2 Start Your Small Business”, and “DARE 2 Start Your Home Based Business.

DARE Process

Our objective is to become the leading source of small business solutions for small companies. Our business is based upon the DARE Process, which our founders created from their sixty-five cumulative years of small business experience and presented in our book, “The Best Small Business Book Ever Written.” The premise of the four-step DARE Process is to create a simple method for small business owners to address the problems inhibiting the success of their companies. DARE stands for Decide, Analyze, Realize, and Evaluate.

1.     DECIDE
We believe that small business owners must make a conscious decision that they need to improve their business and their quality of life. Typically, our solution asks the customer a series of questions to see if the customer is ready to commit to make significant changes in a particular area.

2.     ANALYZE
Our solutions teach small business owners how to question and diagnose the specific problems inhibiting the success and growth of their business. Our solutions provide analysis tools and other resources to determine the cause of the problems of the customer’s small business.

3.     REALIZE
Based on findings from the Analyze step, the Realize step provides business owners with a process to develop and initiate new programs that are designed to re-energize and grow the customer’s small business.

4.     EVALUATE
Under step four, business owners are presented with a process to measure the success of each new Realize initiative. Then, they adjust and fine-tune to constantly stay ahead of their competition.

Our Products and Services

CD-ROMs. Our primary products will be our “DARE to Succeed in Your Small Business” CD-ROM series. This first and master CD-ROM is an interactive, stand-alone software product that is comprised of the DARE Process tools, including analysis forms, realize sheets, sample agreements and contracts, one-page plans, and various Internet links. This CD-ROM is a superset of our book, “The Best Small Business Book Ever Written.” Forms and worksheets are provided using Microsoft Word and can be completed either on screen or by hand. We intend to charge $29.95 plus shipping and handling for CD-ROMs and offer a 14-day money-back guarantee.

Books. We also intend to sell our books which include forms, checklists and other tools for analyzing, realizing and evaluating the results. The books also encourage readers to visit our web site or phone a toll-free number to obtain CD-ROMs. We intend to charge $14.95 plus shipping and handling for our books and offer a 14-day money-back guarantee

Manufacturing

We intend to manufacture our CD-ROMs and books using third-party manufacturing facilities. To date, we have not yet entered into any agreement with respect to the manufacture and production of either our CD-ROMs or our books. We believe that there is an adequate supply of large and well-established CD-ROM producers and book printers, all with competitive prices.

Our Market

We have identified ten industry-specific markets for small businesses which we believe have need for our business consulting solutions:
•	Home-based businesses
•	Beauty salons/spas
•	Laundry services
•	Realtors
•	Child day care services
•	Retailers
•	Accounting services
•	Insurance agencies
•	Auto repair and maintenance
•	Food and beverage establishments

We have identified several markets for these businesses where specific business needs, rather than industries, need to be addressed:
•	Marketing
•	Planning
•	Financing
•	Starting a Business

•	Managing a Business
•	Manufacturing
•	Operations
•	Engineering
•	Human Resources

Marketing

We intend to market our products through direct marketing initiatives, public relation campaigns, alliances with small business associations, and partnerships with key service providers to small businesses. Our direct marketing initiatives will include TV commercials, opt-in mail, online, print and media. To date, we have not implemented any of these plans and have no marketing agreements in place.

Consulting Agreements

We have entered into agreements with outside vendors/contractors on a specific per job basis to provide a variety of services including marketing, business development, graphic design, IT support and financial advisory services. These agreements are for specific tasks and we have no term contracts in place at this time.

Competition

The market for small business solutions is rapidly evolving, and competition for customers is intense. We believe that the principal competitive factors for companies looking to provide solutions to small businesses are cost, and ease of use and implementation, and brand recognition. Although we are not aware of any competitor whose primary focus is on CD-ROMs as opposed to books, there are several publishing and media companies who are focused on delivering small business solutions, such as Entrepreneur Media and E-Myth.

We also compete with traditional publishers such as John Wiley & Co. (the “Dummies” series), Pearson PLC (“Idiot Guides”) and Adams Media (“Streetwise”). The Dummies series often provides a CD-ROM with their book as a general business forms addition rather than a process-based solution. It is possible that these other publishers could create a CD-ROM version of their respective books in order to compete with “DARE to Succeed in Your Small Business.”

Virtually all of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical and marketing resources than us. Such competitors are able to undertake more extensive marketing campaigns for their brands and products, adopt more aggressive pricing policies and make more attractive offers to small business associations and strategic partners. It is possible that small businesses may determine that the other small business solutions are more desirable than ours.

Intellectual Property and Proprietary Rights

We have received copyright registration for DARE to Succeed in Your Small Business (TX 5-915-046) and DARE to Succeed in Your Small Business Marketing (TXu1-290-967). We have also applied for copyright registration for three additional books and have filed for a patent on our DARE Process. We will rely on trade secret rights, confidentiality agreements and procedures and written arrangements to establish and protect our proprietary rights with respect to our publications. Despite our efforts, third parties could attempt to copy or otherwise obtain and make unauthorized use of our products or independently develop similar products.

Certain legal standards relating to the validity, enforceability, and scope of protection of certain proprietary rights are still uncertain, and it is possible that there may be no future value to any proprietary rights we now claim. It is also possible that the steps we may take to protect against misappropriation or infringement will be unsuccessful. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, it is possible that our business activities may infringe on the proprietary rights of others, or that other parties may make such a claim.

Employees

Currently, we have two employees, our CEO and COO. We do not anticipate that any future employees will be covered by an ongoing collective bargaining agreement and that our relationship with our employees will be good.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

PART I - ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

Since our inception in 2002, we have been developing a series of business improvement solutions for small business owners. The foundation of our solution is the “DARE Process”: Decide, Analyze, Realize and Evaluate. We believe this process addresses many problems facing many small businesses. Our initial products are based on the DARE Process: an interactive CD-ROM and our “DARE 2” books, co-authored by our founders, David Larson and Stuart Schreiber.

Results of Operations

Year ended June 30, 2006 Compared to Year ended. June 30, 2005

The following table summarizes the Company’s results of operations for 2006 and 2005.

	Year Ended June 30,		November 26, 2002 (Inception)
	2006	2005	to June 30, 2006
Income
Consulting Revenue	$94,076	$103,335	$277,996

Operating Expenses
General and Administrative	198,139	111,674	704,964
Depreciation	821	1,208	3,624
Total Expenses	198,960	112,882	708,588
Net Loss from Operations	(104,884)	(9,547)	(430,592)
Interest Expense	-	-	-

Net Loss	(104,884)	(9,547)	(430,592)

Income: Income comprised consulting revenues and for 2006 decreased by $9,259 or 9%, to $94,076, from $103,335 for 2005. The decrease in net sales was due to our re-allocation of time from proof of concept consulting to product development.

Operating Expenses: Operating expenses for 2006 increased $86,078, or 76%, to $198,960, from $112,882 in 2005. The increase in operating expenses was primarily caused by the increase in accounting, legal and consulting fees and related expenses of approximately $47,470 due to costs associated with the preparation for becoming a public company.

Net Earnings (loss): Due to the foregoing, our net loss increased from $(9,547) to ($104,884).

Milestones

Event	Actions	Time	Total est. cost
Publish 5 book titles (already written, edited and with covers)	Printing of first 1,000 copies of each book.	1 month after receipt of funding	$21,000—to be outsourced to a printing firm

Commence book marketing	Submit (place) books on Amazon.com, other online sites and bricks and mortar locations.	1 month after receipt of funding	$3,000—to be done by management

Re-format/re-program initial CD title (already published)	Outsource technical production, graphics, narration	1 month after receipt of funding	$10,000—to be outsourced to vendors

Begin selling books online from www.DARE2NOW.com	Launch website www.DARE2NOW.com	1 month after receipt of funding	$2,000—to be done by management

Publish initial CD—DARE To Succeed in Your Small Business. (already written, produced with graphics and narration)	Pressing of first 2,000 copies	2 months after receipt of funding	$1,000—to be outsourced to a vendor.

-Publish initial CD	Packaging for 2,000 CD’s	2 months after receipt of funding	$2,000—to be outsourced to a vendor

-Publish initial CD	Print marketing materials to be included with initial CD.	2 months after receipt of funding	$1,000—to be created by management and then outsourced for printing.

-Publish initial CD	Establish distribution and fulfillment channels	3 months after receipt of funding	$10,000—to be outsourced to vendors

Hire 3 additional employees	Marketing, financial/accounting, and support	4 months after receipt of funding	$13,000/month.

Development and deployment of e-commerce website	Outside technical support to build fully functional e-commerce and DOWNLOADS of CD content.	4 months after receipt of funding	$35,000—to be outsourced to vendors

Publish 4 additional CD titles (already written)	Technical production, graphics, narration	4 months after receipt of funding	$80,000—to be outsourced to vendors

-Publish 4 CD titles	Press 2,000 copies of each CD title	5 months after receipt of funding	$4,000—to be outsourced to a vendor.

-Publish 4 CD titles	Packaging for total of 8,000 CDs	5 months after receipt of funding	$8,000—to be outsourced to a vendor.

-Publish 4 CD titles	Print materials to be included with CDs	5 months after receipt of funding	$4,000—to be prepared by management and then outsourced for printing.

Second book printing	Secure additional inventory.	5 months after initial sales commence	$15,000—to be outsourced to a printing firm and fulfillment center.

Online marketing initiative	Includes search engine optimization, affiliate program, and partnerships.	6 months after receipt of funding.	$13,000—to be drafted by management and then outsourced to vendor.

Relocate to larger facilities	Move corporate headquarters	7 months after receipt of funding.	$10,000—outsource moving

Hire 3 additional employees	Copy editor, technical support, marketing	8 months after receipt of funding	$13,000/month.

Begin additional product development.	Focus groups and product testing.	9 months after receipt of funding.	$5,000—to be created by management.

Write copy for 2 additional books and 2 additional CDs	Write, edit and artwork.	11 months after receipt of funding.	$15,000— management and staff.

Liquidity and Capital Resources

From our inception on November 26, 2002 to June 30, 2006, we have had a net loss of $430,592 and we have used $708,588 in operating activities. To finance these uses we received $374,695 through the sale of common stock and received $277,996 in revenues from November 26, 2002 to June 30, 2006. As a result, at June 30, 2006 we had a net working capital deficit of $104,884.

As of June 30, 2006, we had cash on hand of approximately $19,708 and accounts receivable of $1,000, which is sufficient to satisfy our operating requirements through the fiscal year 2006. However, if we do not secure approximately $600,000 in additional debt or equity financing, we will be unable to develop our business plan. We have no commitment for additional debt or equity financing. We have no plan in place that will eliminate this risk.

We intend to raise additional funds from an offering of our stock in the future. We have not taken any steps to effect this offering. The offering may not occur, or if it occurs, may not generate the required funding. We may also consider securing debt financing. We may not generate operating cash flow or raise other equity or debt financing sufficient to fund this amount. If we don’t raise or generate these funds, the implementation of our short-term business plan will be delayed or eliminated.

We have an unsecured convertible note executed on April 4, 2006, for $25,000 due on or before April 4, 2007, which is convertible to a total of 250,000 shares of common stock solely at our discretion . We have an unsecured convertible note executed on May 31, 2006, for $50,000 due on or before by May 31, 2007 which is convertible solely at our discretion to a total of 500,000 shares of common stock.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan. Because we are currently operating at a substantial loss with no operating history and very limited revenues, an investor cannot determine if we will ever become profitable.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

We rent approximately 400 square feet of office space in San Diego, California from each of Mr. Schreiber and Mr. Larson for an annual rental of approximately $12,000 each.

We believe that our facilities are adequate to meet our current needs. However, as we begin to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future. Our offices are in good condition and are sufficient to conduct our operations.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this Supplement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the address for each of these stockholders is c/o The Small Business Company, Inc., 7140 Calabria Court, Suite B, San Diego, California 92122.

Shareholder	Position with Company	# of Shares	Percentage
Stuart Schreiber	CEO	6,300,000	39.26%
David Larson	COO	6,300,000	39.26%
Marvin Adler	Director	25,000.16%
Paul Ferandell	Shareholder	1,266,667	7.89%
All directors and named executive officers as a group (3 persons)		12,625,000	78.68%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 16,045,334 shares of common stock outstanding as of June 30, 2006.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation, death, or removal. Our directors and executive officers are as follows:

Name	Age	Position
Stuart Schreiber	60	President, Chief Executive Officer, and Director
David Larson	55	Chief Operating Officer, Chairman of the Board
Marvin Adler	82	Director

Stuart Schreiber is one of our co-founders, is a director, and is our President and Chief Executive Officer. From June 2001 to November 2002 he served as co-founder and partner of Opti-biz, LLC, a small business solution company in San Diego, Ca.. From January 2000 to June 2001, Mr. Schreiber served as Vice President of Strategic Planning for MIR3 Corporation, a telecommunications and software company located in San Diego, California. From June 1997 to January 2000, Mr. Schreiber was the founder, president, and owner of Insuranceguru.com, a privately-held insurance information website company located in San Diego, California. From February 1991 to November 1999, Mr. Schreiber was the founder, president, and owner of Consumer Claims Service, a privately-held insurance adjusting services company located in San Diego, California. Mr. Schreiber graduated from Cal State University Northridge in June, 1963 with a degree in Business Administration.

David Larson is one of our co-founders and is the Chairman of the Board and our Chief Operating Officer. From June 2001 to November 2002, he served as co-founder and partner of Opti-biz, LLC, a small business solution company in San Diego, Ca. From January 2001 to January 2002, Mr. Larson served as Director of Marketing for American Express Educational Loans, a student loan lender located in San Diego, California. From January 2000 to January 2001, Mr. Larson served as Vice President of Marketing for MIR3 Corporation, a telecommunications and software company located in San Diego, California. From January 1999 to January 2000, Mr. Larson served as Vice President of Marketing for CollegeClub.com, a web portal company located in San Diego, California. From June 1995 to January 1999, Mr. Larson served as Director of Marketing for Encad, Inc., a manufacturer of large format digital printing systems located in San Diego, California. Mr. Larson graduated with a degree in Business from Cal State University Los Angeles in May, 1976.

Marvin Adler became a director on November 26, 2004. Mr. Adler has been the CEO of Adler & Company, a firm specializing in corporate strategy since January 1985. Mr. Adler received a Bachelors Degree in Finance from Roosevelt College in June, 1952.

Directors serve for a one-year term. Our Bylaws provide that the Board of Directors shall initially be composed of at least three members.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last five years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

PART I - ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to us by our CEO during the fiscal year ended June 30, 2006.

Name	Position	Year	Salary	Dollar Value of Stock-Based Compensation
Stuart Schreiber	CEO	2006	$32,000	$0

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, was paid to Mr. Schreiber during these periods. No other officer earned more than $32,000 during this period.

Compensation Agreements

On December 31, 2002, we entered into employment agreements with our President and Chief Executive Officer, Mr. Stuart Schreiber, and our Chairman of our Board of Directors and Chief Operating Officer, Mr. David Larson. Pursuant to their agreements, each executive officer is required to devote his entire business time to our affairs. The following chart sets forth the annual salary and term of each executive officer’s employment agreement for the calendar year ending December 31, 2006:

Name	January 1, 2006 - December 31, 2006
Stuart Schreiber	$120,000
David Larson	$120,000

The employment agreements provide an annual salary of up to $120,000 per year and a $500 monthly allowance for medical and dental insurance. However, the agreement specifically limits the salary to our current financial ability to pay the salary and provides for no back payment of unpaid amounts.

Each executive officer is also entitled to receive potential discretionary bonuses, reimbursement of expenses, vacation, health insurance and other benefits. All of the employment agreements of these executive officers are subject to automatic twelve month extensions unless either party chooses not to renew.

Each officer has also signed a non-compete agreement that provides they agree that during their employment and for a period of one year after termination of the period of employment, without our express written consent, he shall not, directly or indirectly, (i) employ, solicit for employment, or recommend for employment any person employed by us (or any Affiliate); and (ii) engage in any present or contemplated business activity that is or may be competitive with us (or any Affiliate) in any state where we conduct our business, unless he can prove that any action taken in contravention of this provision was done without the use in any way of confidential information as defined in the agreement.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We rent approximately 400 square feet of office space in San Diego, California from each of Mr. Schreiber and Mr. Larson for an annual rental of approximately $12,000 each. From our inception on November 26, 2002 to June 30, 2006, we have paid a total of $24,000 in rent.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

PART I - ITEM 8. DESCRIPTION OF SECURITIES

We are authorized to issue 500,000,000 shares of common stock with $0.0001 par value per share. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of the date of this registration statement, there were 16,045,334 shares of common stock issued and outstanding. Our stock is held by 57 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our special shares, if and when issued, will have dividend rights as specified in the Articles of Incorporation. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public re-sales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

Options

The Company has no outstanding stock options.

Warrants

Following is a list of warrants granted and outstanding:

	Warrants Granted	Exercise Price	Expiration Date

Year Ended June 30, 2004	72,000	0.75	2/23/07
	20,000	0.75	4/5/07

Year Ended June 30, 2005	108,000	0.75	8/20/07

The number of warrants outstanding as of June 30, 2006 are 200,000.

Convertible Securities

We have an unsecured convertible note executed on April 4, 2006, for $25,000 due by April 4, 2007, which is convertible, on or before the due date at our sole discretion, to a total of 250,000 shares of common stock. We have an unsecured convertible note executed on May 31, 2006, for $50,000 due by May 31, 2007, which is convertible, on or before the due date at our sole discretion, to a total of 500,000 shares of common stock.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

The Over-the-Counter Bulletin Board

Our securities are not qualified for quotation on the over the counter bulletin board, although it is our current intention to seek such a qualification when the SEC staff has indicated they have no further comments on this registration statement. We may not be successful in securing such a qualification.

The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. Nasdaq has no business relationship with issuers of securities quoted on the over-the-counter bulletin board. The SEC’s order handling rules, which apply to Nasdaq-listed securities don’t apply to securities quoted on the bulletin board.

Although the Nasdaq stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the over-the-counter bulletin board has no listing standards. Rather, it is the market maker, who chooses to quote a security on the system, files the application and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulleting board rather than on Nasdaq. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities.

Investors must contact a broker dealer to trade bulletin board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities.

Holders

As of the date of this registration statement, we currently have 57 shareholders of record of our common stock.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St. N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.

PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Common Stock

From December 30, 2003 to April 5, 2004, 92,000 common shares at $.25 per share were sold to nine accredited investors for $23,000 cash with one warrant for each share. None of the warrants have been exercised.

On January 2, 2004, 493,000 shares of common stock were issued for services valued at $123,250 or $.25 per share based upon recent cash sales. The services included: acting CFO/accounting, graphic design IS/computer services, legal, consulting/business development and CD design, creation and duplication.

On November 18, 2004, we issued 880,000 common shares to an accredited investor when we converted a $50,000 note at $.0568 per share.

On December 31, 2004, we issued 220,000 common shares to an accredited investor when we converted a $12,500 note; 176,000 common shares to an accredited investor when we converted a $10,000 note; and 88,000 common shares to an accredited investor when we converted a $12,500 note, all at $.0568 per share.

During the fiscal year ended June 30, 2005, 108,000 common shares at $.25 per share were sold to two accredited investors for $27,000 cash with one warrant for each share. None of the warrants have been exercised.

In August 2004, we issued 108,000 common shares to two accredited investors at $0.25 per share for total consideration of $27,000 and an equal number of warrants exercisable at $0.75/share with an expiration date of August 2, 2007.

On August 23, 2005, we sold 10,000 common shares to an accredited investor at $.25 per share. No warrants were issued with these shares.

On September 15, 2005, we issued 50,000 common shares for consulting/business development services for consideration received of $12,500. On January 2, 2006, we issued 25,000 common shares for consulting/business development services for consideration received of $6,250. These shares were valued at $.25 per share based upon prior share issuances for cash.

Warrants

As of June 30, 2006, the Company has 200,000 outstanding warrants for common stock that are exercisable at & lt; /font>$0.75 per share, issued as follows:

In connection with 24,000 shares sold on December 30, 2004, we issued 24,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of December 30, 2006 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 2,000 shares sold on January 5, 2004, we issued 2,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 5, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 20,000 shares sold on January 16, 2004, we issued 20,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 16, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 10,000 shares sold on January 21, 2004, we issued 10,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 21, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 2,000 shares sold on January 24, 2004, we issued 2,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 24, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 2,000 shares sold on January 29, 2004, we issued 2,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 29, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 10,000 shares sold on January 30, 2004, we issued 10,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of January 30, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 2,000 shares sold on February 23, 2004, we issued 2,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of February 23, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 20,000 shares sold on April 5, 2004, we issued 20,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of April 5, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 100,000 shares issued on August 2, 2004, we issued 100,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of August 2, 2007 and as of June 30, 2006, none of these warrants have been exercised.

In connection with 8,000 shares issued on August 20, 2004, we issued 8,000 warrants at a $0.75/warrant exercise price to an accredited investor with an expiration date of August 20, 2007 and as of June 30, 2006, none of these warrants have been exercised.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed restrictive legends on all certificates issued;
•	No sales were made by general solicitation or advertising;
•	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In connection with the above transactions, although most of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty as directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we may, in our discretion, (i) indemnify our directors, officers, employees and agents and persons serving in such capacities in other business enterprises at our request, to the fullest extent permitted by Delaware law, and (ii) advance expenses, as incurred, to our directors and officers in connection with defending a proceeding.

We may enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the bylaws as well as certain additional procedural protections.

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
    PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Small Business Company, Inc
San Diego, California

We have audited the accompanying balance sheet of The Small Business Company, Inc as of June 30, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from inception on November 26, 2002 through June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Small Business Company, Inc (A development stage company) as of June 30, 2006 and 2005 and the results of its operations and its cash flows for the period from inception on November 26, 2002 through June 20, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
August 10, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

The Small Business Company, Inc.

Balance Sheets

	June 30,
	2006		2005
ASSETS
Current Assets
Cash		$19,708	$626
Accounts Receivable		1,000	30,300
Property and Equipment, net		-	820
Total Assets		$20,708	$31,746
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$		$$2,404
Notes Payable to Shareholders		75,000	-
Total Liabilities		75,000	2,404
Stockholders' Equity
Common Stock, authorized 500,000,000 shares, par value $0.0001, issued and outstanding on June 30, 2006 and 2005 is 16,045,334 and 15,960,334 respectively		1,605	1,596
Additional Paid-in Capital		374,695	353,454
Retained Deficit		(430,592)	(325,708)
Total Stockholders' Equity		(54,292)	29,342
Total Liabilities and Stockholders' Equity		$20,708	$31,746

The accompanying notes are an integral part of these statements

The Small Business Company, Inc.

Statements of Operations

	Year Ended June 30,		November 26, 2002 (Inception)
	2006	2005	to June 30, 2006
Income
Consulting Revenue	$94,076	$103,335	$277,996

Operating Expenses
General and Administrative	198,139	111,674	704,964
Depreciation	821	1,208	3,624
Total Expenses	198,960	112,882	708,588
Net Loss from Operations	(104,884)	(9,547)	(430,592)
Interest Expense		-	-
Net Loss	$(104,884)	$(9,547)	$(430,592)
Basic and Diluted (Loss) per Share	$(0.007)	$(0.001)	$(0.027)
Weighted Average Number of Shares	16,020,567	15,363,830	16,020,567

The accompanying notes are an integral part of these statements

The Small Business Company, Inc.

Statement of Stockholders' Equity

From November 26, 2002 (Inception) to June 30, 2006

	Common Stock
	Shares	Amount	Paid in Capital	Retained (Deficit)		Total Equity/(Deficit)
Common Shares issued to Founders for Services	13,000,000	$1,300	$-	$		$1,300
Common Shares issued for Cash	903,334	90	102,910			103,000
Net (Loss)					(90,278)	(90,278)
Balance, June 30, 2003	13,903,334	1,390	102,910		(90,278)	14,022
Common Shares issued for Cash	92,000	9	22,991			23,000
Common Shares issued for Services	493,000	49	123,201			123,250
Net (Loss)					(225,883)	(225,883)
Balance, June 30, 2004	14,488,334	1,448	249,102		(316,161)	(65,611)
Common Shares issued in conversion of Debt	1,364,000	137	77,363			77,500
Common Shares issued for Cash	108,000	11	26,989			27,000
Net (Loss)					(9,547)	(9,547)
Balance, June 30, 2005	15,960,334	1,596	353,454		(325,708)	29,342
Common Shares issued for Cash	10,000	1	2,499			2,500
Common Shares issued for Service	75,000	8	18,742			18,750
Net (Loss)					(104,884)	(104,884)
Balance, June 30, 2006	$16,045,334	$1,605	$374,695		$(430,592)	$(54,292)

The accompanying notes are an integral part of these statements

The Small Business Company, Inc.

Statements of Cash Flows

					November 26, 2002 (Inception)
	June 30, 2006		June 30, 2005		To June 30, 2006
Operating Activities
Net (Loss)		$(104,884)		$(9,547)	$(430,592)
Adjustments to reconcile Net (Loss)
Common Stock issued for Services		18,750		-	220,800
Amortization
Depreciation		821		1,208	3,624
Changes in Operating Assets and Liabilities
(Increase)/Decrease in Accounts Receivable		29,300		(30,300)	(1,000)
Increase/(Decrease) in Accounts Payable		(2,405)		(596)	-
Net Cash Provided by Operating Activities		(58,418)		(39,235)	(207,168)
Investment Activities
Purchase of Equipment		-		-	(3,624)
Net Cash (Used) by Investment Activities		-		-	(3,624)
Financing Activities
Proceeds from issuance of Notes Payable		75,000		12,500	75,000
Proceeds from sale of Common Stock		2,500		27,000	155,500
Net Cash Provided by Financing Activities		77,500		39,500	230,500
Net Increase in Cash		19,082		265	19,708
Cash, Beginning of Period		626		361	-
Cash, End of Period		19,708		626	19,708
Supplemental Information:
Interest Paid	$		$		$-
Income Taxes Paid	$		$		$-

The accompanying notes are an integral part of these statements

The Small business Company, Inc.

NOTES TO FINANCIAL STATEMENTS
(June 30, 2006 and 2005)

NOTE 1.    GENERAL ORGANIZATION AND BUSINESS

The Small Business Company, Inc. (“Company”) was incorporated in Delaware on November 26, 2002. The Company, based in San Diego, California, develops, packages and markets business improvement solutions for small business owners. The Company began business as Optibiz, LLC, a California limited liability company and then converted to a Delaware corporation on November 26, 2002.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied. The Company uses a June 30 fiscal year end.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term liquid investments that are readily convertible to know amounts of cash and have original maturities of three months or less. As of June 30, 2006 there were no cash equivalents.

Accounts Receivable

The Company analyzes current accounts receivable for an allowance for doubtful accounts based on historical bad debt, customer credit-worthiness, the current business environment and historical experience with the customer. The allowance includes specific reserves for accounts where collection is deemed to be no longer probable.

Advertising Costs

Advertising Costs are expensed as incurred. No advertising costs were incurred for the years ended June 30, 2006 and 2005.

Earnings (Loss) per Share

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over their estimated useful lives, which for computer equipment is three years. Maintenance and repairs are charged to expense as incurred. Fixed assets consist of the following

June 30,	2006	2005

Computers	$3,623	$3,623
Less Accumulated Depreciation	(3,623)	(2,803)
Equipment, net	$0	$820

Revenue Recognition

Revenues from services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, services have been rendered, payment has been contractually earned and it is reasonably assured that the related receivable or unbilled revenue is collectable.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and warrants, which if exercised or converted into common stock would then share in the earnings of the Company. In computing diluted earnings per share, the Company utilizes the treasury stock method and anti-dilutive securities are excluded.

Outstanding options and warrants are considered anti-dilutive.

Stock Based Compensation

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely: employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non- compensatory. The employee/directors non-compensatory securities are recorded at the sales price when the stock is sold. The compensatory stock is calculated and recorded at the securities’ fair value at the time the stock is given. SFAS 123 also provides that stock compensation paid to non-employees be recorded with a value which is based upon the fair value of the services rendered or the value of the stock given, whichever is more reliable. The Company has selected to utilize the fair value of services rendered.

NOTE 3.    GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company incurred net losses during its first four years of existence in the amount of $430,592. This condition creates an uncertainty as to the Company’s ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4.    COMMITMENTS, CONTINGENCIES AND RELATED PARTIES

Employment Agreements

In November 2002, the Company entered into employment contract with the CEO and the COO who are the majority shareholders. For each officer, the agreement provides an annual salary of up to $120,000 per year and a $500 monthly allowance for medical and dental insurance. However, the agreement specifically limits the salary to the current financial ability of the Company to pay the salary and provides for no back payment of unpaid amounts.

Lease Commitments
The Company leases office space in the residence of the Company’s majority shareholders and officers at a rate of $2,000 per month. Rent expense for the years ended June 30, 2006 and 2005 was $24,000 each.

NOTE 5.    OPTIONS AND WARRANTS

Options

The Company has no outstanding stock options.

Warrants

The Company accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. The Company accounts for stock options and warrants issued to employees under the intrinsic value method. Under this method, the Company recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrants is greater than or equal to the fair market value of the stock on the date of grant.

On May 12, 2003, the Company authorized the issuance of 5,000,000 shares of common stock and 5,000,000 warrants. The securities are sold as units consisting of one share of common stock and one warrant.

Following is a list of warrants granted and outstanding:

	Warrants Granted	Exercise Price	Expiration Date

Inception to June 30, 2003	903,334	$0.50	Expired 5/30/06

Year Ended June 30, 2004	72,000	0.75	2/23/07
	20,000	0.75	4/5/07

Year Ended June 30, 2005	108,000	0.75	8/20/07

All warrants issued to date carry no value. Variables used in the Black-Scholes warrant pricing model include (1) 2.0% risk-free interest rate, (2) expected warrant life is the actual remaining life of the warrants as of each year end, (3) expected volatility was zero (minimal value), and (4) zero expected dividends.

The number of warrants outstanding as of June 30, 2006 and 2005 are 200,000 and 1,103,334 respectively.

NOTE 6.    STOCKHOLDERS’ EQUITY

Common Stock

The Small Business Company, Inc. (“Company”) was incorporated in Delaware on November 26, 2002. The Company, based in San Diego, California, develops, packages and markets business improvement solutions for small business owners. The Company began business as Optibiz, LLC, a California limited liability company and then converted to a Delaware corporation on November 26, 2002.

The Company is authorized 500,000,000 common shares with a $0.0001 par value.

On November 26, 2002, 13,000,000 common shares were issued to the founders of the Company for services valued at $1,300.

During the period from inception through June 30, 2003, 903,334 common shares were issued for $103,000 cash.

During the year ended June 30, 2004, 92,000 common shares were issued for $23,000 cash and 493,000 common shares were issued for services valued at $123,250.

During the year ended June 30, 2005 1,364,000 common shares were issued in lieu of repayment of debt in the amount of $77,500 and 108,000 common shares were issued for $27,000 cash.

During the year ended June 30, 2006 75,000 common shares were issued for $18,750 of services rendered and 10,000 common shares were issued for $2,500 cash.

As of June 30, 2006 the Company also has a balance of 200,000 outstanding warrants for common stock that are exercisable at $0.75 per share.

NOTE 7.    PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $94,730, which is calculated by multiplying a 22% estimated tax rate by the items making up the deferred tax account, the estimated NOL of $430,592. The total valuation allowance is a comparable $94,730.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below for the years ended December 31, 2006 and 2005:

June 30,	2006	2005
Deferred Tax Asset	$94,730	$71,655
Less: Valuation Allowance	(94,730)	(71,655)
Net Current Deferred Tax Asset	$0	$0

Below is a chart showing the federal net operating losses and the years in which they will expire:

Year	Amount	Expiration
2003	$90,278	2023
2004	225,883	2024
2005	9,547	2025
2006	104,884	2026
Total NOL	$430,592

NOTE 8.     THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 151 Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04) This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re- handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 154 - Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

PART III - ITEM 1. EXHIBITS

Item 2

1.	Articles of Incorporation of the Registrant.(1)
2.	Bylaws of the Registrant (1)

Item 3

1.	Form of common stock Certificate of the Registrant.(1)
2.	Convertible Note #1
3.	Convertible Note #2
4.	Form of Warrant

Item 6

1.	Schreiber Employment Agreement
2.	Schreiber Non-Compete Agreement
3.	Larson Employment Agreement
4.	Larson Non-Compete Agreement

All other Exhibits called for by Form 1-A, Rule 601 of Regulation SB or Regulation SK are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SMALL BUSINESS COMPANY (Registrant)

Date: 8/11/2006	By:	/s/ Stuart Schreiber
Stuart Schreiber
CEO and Principal Executive Officer

EXHIBIT INDEX
Item 2

1.	Articles of Incorporation of the Registrant.(1)
2.	Bylaws of the Registrant (1)

Item 3

1.	Form of common stock Certificate of the Registrant.(1)
2.	Convertible Note
3.	Form of Warrant

Item 6

1.	Schreiber Employment Agreement
2.	Schreiber Non-Compete Agreement
3.	Larson Employment Agreement
4.	Larson Non-Compete Agreement